

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2024

Anthony Folger
Executive Vice President and Chief Financial Officer
Progress Software Corporation
15 Wayside Road, Suite 400
Burlington, Massachusetts 01803

      Re: Progress Software Corporation
           Form 10-K for the fiscal year ended November 30, 2023
           File No. 000-19417

Dear Anthony Folger:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Jon Venick